UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sigma Americas Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Park Ave , Suite 2602
(No. and Street)

New York New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Solano, CEO 212-520-1676
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Steve Solano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sigma Americas Securities LLC, as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE NOTED

Signature

CEO

Title

Notary Public

LAWRENCE JOHN RUTIGLIANO
Notary Public - State of New York
NO. 01RU6243387
Qualified in Nassau County
My Commission Expires 6/2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIGMA AMERICAS SECURITIES LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)
YEAR ENDED JUNE 30, 2021

SIGMA AMERICAS SECURITIES LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED JUNE 30, 2021

CONTENTS

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Member
Sigma Americas Securities LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Sigma Americas Securities LLC as of June 30, 2021, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Sigma Americas Securities LLC as of June 30, 2021 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sigma Americas Securities LLC's management. My responsibility is to express an opinion on Sigma Americas Securities LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect toSigma Americas Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Sigma Americas SecuritiesLLC's financial statements.

The supplemental information is the responsibility of Sigma Americas Securities LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

.

Michael T. Remus

I have served as Sigma Americas Securities LLC's auditor since 2017.

Michael T. Remus, CPA
Hamilton Square, New Jersey
July 18, 2021

SIGMA AMERICAS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
June 30, 2021

ASSETS

Current Assets		
Cash	$	19,573
Prepaid Expenses		150
Total Assets	$	19,723

LIABILITIES & MEMBER EQUITY

Current Liabilities		
Accounts payable	$	-
Total Current Liabilities		0
Total Liabilities		0
Commitments and Contingencies (Note 4)		
Member Equity		
Member Capital		373,971
Member (deficit)		(354,248)
Total Member Equity		19,723
Total Liabilities & Member Equity	$	19,723

See accompanying notes.

SIGMA AMERICAS SECURITIES LLC

STATEMENT OF OPERATIONS

Year Ended June 30, 2021

INCOME:		
Other Income:		
Bank interest	$	2
Total Income		2
EXPENSES:		
Payroll		
Professional fees		11,726
Regulatory expenses		2,452
Insurance expenses		716
Business license/permits		488
		15,382
Net Loss	$	(15,380)

See accompanying notes.

SIGMA AMERICAS SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER EQUITY (DEFICIT)
Year Ended June 30, 2021

	Contributed Capital	Distributed Capital	Accumulated (Deficit)	Total Member Equity
Balance at June 30, 2020	$ 389,627	$ (15,656)	$ (338,868)	$ 35,103
Capital contributions	0			0
Net Loss			(15,380)	(15,380)
Balance at June 30, 2021	$ 389,627	$ (15,656)	$ (354,248)	$ 19,723

See accompanying notes.

SIGMA AMERICAS SECURITIES LLC

STATEMENT OF CASH FLOWS

Year Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net (Loss)	$	(15,380)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities:		
(Increase) Decrease in Operating Assets:		
Prepaid expenses		(140)
Increase (Decrease) in Operating Liabilities:		-
Net cash used in operating activities		(15,520)
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		-
Net decrease in cash		(15,520)
Cash at Beginning of Year		35,093
Cash at End of Year	$	19,573

Supplemental Cash Flows Disclosures		
Cash paid for income taxes	$	300
Cash paid for interest	$	-

See accompanying notes.

1. Organization and Nature of Business

Sigma Americas Securities LLC (the Company) is a registered broker-dealer headquartered in New York City, NY. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a single member Delaware Limited Liability Company and wholly owned subsidiary of the Sigma Americas LLC (The "Parent Company") which is its sole managing member.

The Companies activities are subject to significant risks and uncertainties, including the risk and uncertainty that planned operations do not materialize as planned.

The Company holds no customer funds or securities and does not participate in the underwriting of Securities.

2. Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at June 30, 2021. Cash is held at a major financial institution and is insured by the Federal Deposit Insurance Corporation.

(d) Equipment

Office equipment is stated at cost less accumulated depreciation and is fully depreciated. Significant additions or improvements extending asset lives are capitalized, normal maintenance and repair costs are expensed as incurred. Depreciation has been computed using the straight-line method for financial statement reporting purposes.

(e) IncomeTaxes

The Company, with the consent of its sole member, has elected under the Internal Revenue Code to be taxed as a C Corporation.

The Company's tax returns and the amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at June 30, 2021. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2017.

In addition, no income tax related penalties or interest have been recorded for the year ended June 30, 2021.

(f) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a frame work for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

(f) Fair Value Hierarchy - *continued*

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company had no assets or liabilities that were measured and recognized at fair value on a non- recurring or recurring basis as of June 30, 2021, and as such, had no assets or liabilities that fell into the levels described above.

For further discussion of fair value, see "Note 6 Fair Value"

(g) Subsequent Events

Management has evaluated events and transactions that occurred between July 1, 2021 and July 18, 2021 which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

On March 11, 2021, the World Health Organization declared the novel strain of Coronavirus ("COVID-19") a global pandemic and recommended containment and mitigation measures worldwide. The COVID-19 pandemic has continued to spread and has already caused severe global disruptions. The extent of COVID-19's effect on the Company's operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As of the date of the independent auditor's report, the Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact the Company's financial position, results of operations, and cash flows in its 2022 fiscal year.

3. Concentrations of Credit Risk

The financial instruments which potentially subject the Company to concentrations of credit risk are cash. The Company maintains its cash at one depository bank, which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of June 30, 2021, the cash on deposit did not exceed the FDIC-insured limit.

4. Contingencies and Commitments

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at June 30, 2021 requiring contingent loss recognition.

Pursuant to Securities and Exchange Commission Rule15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of June 30, 2021 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at June 30, 2021 or during the year then ended.

5. Related PartyTransactions

The Company's office is co-located with other entities related by common ownership which share limited administrative expenses that are defined, along with the expense allocation methodology to be used, in an expense sharing agreement. Shared expenses paid by the Parent Company and allocated to Company, comprised of various operating expenses, totaled $24,000 for the year ended June 30, 2021. The parent has indicated that it will not seek reimbursement for these expenses. There was no amount due to the Parent Company as of June 30, 2021.

In addition the parent company made no capital contributions during the year.

6. FairValue

Cash, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 800% (for the first 12 months after commencing business as a broker dealer).

At June 30, 2021, the Company had net allowable capital of $19,573, which is $14,573 in excess of the required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital is 0% as of June 30, 2021. Prepaid expenses reflected in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule.

As stated in the Company’s Membership Agreement with FINRA, the Company is not claiming an exemption from the Customer Protection Rule in consideration of the 2013 SEC Release 34-70073.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2021

SIGMA AMERICAS SECURITIES LLC

SCHEDULE 1- COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2021

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$ 19,723	
Deduct ownership equity not allowable for net capital	--	
Total ownership equity qualified for net capital	19,723	
Deductions and/or charges:		
Non-allowable assets from Statement of Financial Condition:		
Prepaid assets		150
Fixed assets		0
Net capital before haircuts on securities positions		19,573
Net capital		$ 19,573
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 0	
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000	
Net capital requirement (greater of above)	$ 5,000	
Excess net capital	$ 14,573	
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker dealer	$ 13,573	

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of June 30, 2021)

Reconciliation pursuant to Rule 17a-5(d)(4) of the Audited Computations of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$ 19,573
Net Capital, per above	19,573
Difference	$ 0

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's amended FOCUS Report as of June 30, 2021.

SIGMA AMERICAS SECURITIES LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934

June 30, 2021

SCHEDULE II

The Company does not hold customers’ cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 under the Securities Exchange Act of 1934.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Sigma Americas Securities LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Sigma Americas Securities LLC (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to those activities described in its Membership Agreement as discussed in Note 1 to the financial statements and, therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended June 30, 2021. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
July 18, 2021

Sigma Americas Securities LLC
125 Park Ave – 25th Floor
New York NY 10017
(212) 520-1676

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Sigma Americas Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an exemption report because the Company had no obligations under 17 C.F.R. §240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

Sigma Americas Securities LLC

I, Steve Solano, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.
By:

____
Steve Solano
Title: CEO

July 18, 2021